Exhibit 99.1

Toyota Tsusho invests C$600 million in Encana’s coalbed methane development in southern Alberta

Japanese company acquires 32.5 percent royalty interest in natural gas production from Encana fee lands

Calgary, Alberta (April 20, 2012) – Encana Corporation (TSX, NYSE: ECA) has reached an agreement with Toyota Tsusho Wheatland Inc., a subsidiary of Toyota Tsusho Corporation, that will see the Japanese company invest approximately C$602 million to acquire a 32.5 percent royalty interest in natural gas production from a portion of Encana’s coalbed methane (CBM) resource play. The agreement includes production from a total of about 5,500 existing wells and potential future drilling locations in southern Alberta.

“This investment from a global partner recognizes the significant value identified in Encana’s CBM lands which rank among the company’s lowest-cost, lowest-risk assets, and signifies another step as Encana pursues a range of opportunities to manage its portfolio and enhance the long-term value creation of its vast inventory. Encana’s CBM resources cover a great expanse that includes approximately 2.1 million net acres in the Horseshoe Canyon fairway. The vast majority of this acreage is fee lands, where Encana holds the mineral rights in perpetuity, and are estimated to contain significant amounts of recoverable natural gas. This relationship with Toyota Tsusho, a world-class leader, offers strong synergies that have the potential to foster expanded business opportunities. Further, this agreement serves as a model for other investment opportunities and supplies capital investment to preserve the value and efficient development of Encana’s shallow gas lands in Alberta that have contributed long-life production for more than five decades,” said Randy Eresman, Encana’s President & Chief Executive Officer.

Encana’s CBM assets integrate CBM and the company’s widespread shallow gas developments, including tapping into coal seams and sands using a combination of existing, new and recompleted wells. Under the agreement, Toyota Tsusho paid C$100 million with the closing of the transaction yesterday and will invest approximately C$502 million over seven years to acquire a 32.5 percent royalty interest, before deductions, in production from approximately 4,000 existing wells and approximately 1,500 potential future drilling locations. These wells are located in an area covering about 480,000 net acres along the eastern edge of the Horseshoe Canyon fairway – an area that represents about 24 percent of Encana’s total CBM net acreage. The existing wells on these lands are currently producing a total of about 120 million cubic feet equivalent per day of natural gas. The area contains approximately 480 billion cubic feet equivalent (Bcfe) of proved plus probable reserves and 140 Bcfe of best estimate economic contingent resources as of December 31, 2011. Under the agreement, Encana will be operator and Encana and Toyota Tsusho have established a management committee that will provide overall supervision and direction of development operations.

Responsible resource development of abundant natural gas

Consistent with its well-established operating procedures and corporate responsibility practices, Encana is committed to demonstrating reliability and trustworthiness as it engages in safe, energy-efficient, sustainable development and to advancing this development with consideration and respect for the people, communities and environment where it operates.

“Our integrated CBM wells produce low-pressure, sweet natural gas that is essentially pure methane, and as a result is a cleaner energy source, producing the fewest emissions of any hydrocarbon – a natural gas resource capable of delivering long-term, affordable energy supplies to domestic and export markets,” Eresman said.

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Encana continues to execute on plans to advance joint-venture opportunities

Encana continuously looks for opportunities to optimize the development of its large inventory of assets and is advancing joint ventures, farmout arrangements and partnership opportunities to unlock value in the company’s enormous reserve and resource base. Investment of third-party capital enhances financial flexibility, improves project returns and helps to preserve the value of Encana’s vast portfolio. In well-delineated, low-cost, operationally-efficient assets, the company uses third-party capital to accelerate value recognition while significantly reducing its capital requirements. In early-life plays these arrangements reduce Encana’s capital risk and accelerate evaluation and potential commercialization of the assets. Additionally, third-party capital is often employed in more mature assets to maintain a minimal level of activity in order to preserve capital and operational efficiencies.

Financial and Legal Advisors

RBC Capital Markets and Jefferies & Company, Inc. are acting as financial advisors to Encana with respect to this transaction. Burnet, Duckworth & Palmer LLP is acting as legal advisor to Encana.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Toyota Tsusho Corporation

Toyota Tsusho is a general trading company that develops business together with over 400 consolidated Group companies in Japan and overseas around the world, via a global network covering Japan and more than 60 other countries worldwide. Toyota Tsusho has a divisional system made up of seven divisions, namely the Metals Division, the Global Production Parts & Logistics Division, the Automotive Division, the Machinery, Energy & Project Division, the Chemicals & Electronics Division, the Produce & Foodstuffs Division, and the Consumer Products, Services & Materials Division. With this system, the company provides products and services in a broad range of business domains that are essential to realize the creation of a prosperous and fulfilling society.

ADVISORY REGARDING RESERVES—Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Encana retains Independent Qualified Reserves Evaluators (IQREs) to conduct a full evaluation of not only the company’s reserves, but also its economic contingent resources.

The estimates of economic contingent resources contained in this news release are based on definitions contained in the Canadian Oil and Gas Evaluation Handbook. Contingent resources do not constitute, and should not be confused with, reserves. Contingent resources are defined as those quantities of petroleum estimated, on a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Economic contingent resources are those contingent resources that are currently economically recoverable. In examining economic viability, the same fiscal conditions have been applied as in the estimation of reserves. There is a range of uncertainty of estimated recoverable volumes. A best estimate is considered to be a realistic estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, which under probabilistic methodology reflects a 50 percent confidence level.

There is no certainty that it will be commercially viable to produce any portion of the volumes currently classified as economic contingent resources. For information regarding risks, contingencies and positive and negative factors relating

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to estimates of economic contingent resources, please see Encana’s Supplemental Disclosure Document dated March 26, 2012 which is available on www.sedar.com.

The estimates of various classes of reserves (proved, probable) and of contingent resources (best) in this news release for certain properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.

The estimates of various classes of reserves (proved, probable) and of contingent resources (best) in this news release represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and contingent resources and appreciate the differing probabilities of recovery associated with each class.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS –In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: completion of transaction agreements with Toyota Tsusho, including potential terms, amount of subsequent investments, estimated number of future wells and future drilling locations; estimates of reserves and economic contingent resources associated with the CBM lands subject of the agreement with Toyota Tsusho; expectation for the agreement with Toyota Tsusho to foster expanded business opportunities, and to serve as a model for other investment opportunities in Encana’s assets, including supplying capital investment to preserve the value and efficient development of Encana shallow gas lands; ability to advance joint venture opportunities by attracting joint ventures, farm-out arrangements and partnership opportunities to unlock reserve and resource base value; and expected benefits of using third party capital to accelerate value recognition of reserves and resource base.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “joint ventures”) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and

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the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Carol Howes
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2007	(403) 645-4799
Lorna Klose
Manager, Investor Relations
(403) 645-6977

Source: Encana Corporation

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